UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-35492

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                                                                      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                                                             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit 99.1 — LightInTheBox Announces Share Repurchase Program

Exhibits

Exhibit 99.1	LightInTheBox Announces Share Repurchase Program

LightInTheBox Announces Share Repurchase Program

Beijing, China, December 23, 2019 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce company that delivers products directly from manufacturers to its customers around the world, today announced that its board of directors (the “Board”) authorized on December 12, 2019 a share repurchase program under which the Company may repurchase up to US$3 million of its ordinary shares in the form of American Depositary Shares no later than June 28, 2020 (the “Share Repurchase Program”), subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy. The Share Repurchase Program was executed on December 23, 2019.

Mr. Jian He, the CEO of LightInTheBox, commented, “The implementation of our share repurchase program reflects the confidence of the Board and management towards the Company’s strategy, operating fundamentals, and business prospects. This repurchase program reflects our commitment to enhance value for our shareholders.”

The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Board will review the Share Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under the Share Repurchase Program.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce company that delivers products directly from manufacturers to its customers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 24 major languages and cover more than 100 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and  similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian HE
Name:	Jian HE
Title:	Chief Executive Officer

Date: December 23, 2019